SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Lakes Entertainment, Inc.
(Name of Subject Company (issuer))
Lakes Entertainment, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share, of Lakes Entertainment, Inc.
(Title of Class of Securities)
51206P109
(CUSIP Number of Class of Securities)
Timothy J. Cope
President, Chief Financial Officer and Treasurer
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305
(952) 449- 9092
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)
Copy to:
Daniel R. Tenenbaum, Esq.
Jeffrey C. Anderson, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
612-632-3000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$3,723,457	$207.77

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 2,384,800 shares of common stock, par value $0.01 per share, of Lakes Entertainment, Inc. having an aggregate value of $3,723,457 will be surrendered and/or cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207.77
Form or Registration No.	Schedule TO-I
Filing Party:	Lakes Entertainment, Inc.
Date Filed:	August 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third-party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.
ITEM 12. EXHIBITS.
INDEX TO EXHIBITS
EX-99.A.1.XII
EX-99.A.1.XIII
EX-99.A.1.XIV

Amendment No. 1 to Schedule TO
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on August 25, 2009, related to an offer by Lakes Entertainment, Inc. (“Lakes” or the “Company”) to exchange certain options to purchase shares of the Company’s common stock upon the terms and subject to the conditions set forth in the Offering Memorandum, dated August 25, 2009, and in the related Cover Letter, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii).
Extension of Offer
The Offering Memorandum is hereby amended as discussed in Exhibit (a)(1)(xii) (“Amendment to Offering Memorandum Certain Outstanding Options to Purchase Common Stock for New Stock Option Grants”). Throughout the Schedule TO and the Exhibits, all references to the expiration date of the Offering Memorandum, which was originally May 22, 2009 at 5:00 p.m., Central Daylight Time, are amended to extend the expiration date of the Offering Memorandum until May 22, 2009 at 11:00 p.m., Central Daylight Time.
The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 12. EXHIBITS.
Exhibit (a)(1)(i), Section 4. Withdrawal Rights.
Exhibit (a)(1)(i), Section 4 is hereby amended and supplemented by adding the following to the end of the third paragraph on page 21 thereof:
In accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not completed the option exchange prior to the 40th day following the commencement of the exchange offer, you may thereafter withdraw tendered options at any time prior to the expiration date of the offer by completing a Notice of Withdrawal and returning it prior to the expiration date of the offer.
Exhibit (a)(1)(i), Section 7. Conditions of this Offer.
Exhibit (a)(1)(i), Section 7 paragraphs (a) and (b) are hereby amended and restated in their entirety as follows:
(a) there shall have been instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acceptance for exchange or cancellation of some or all of the Eligible Options tendered for exchange pursuant to this Offer or the issuance of Replacement Options;
(b) there shall have been any action, pending or taken, or approval withheld, or any statute rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or any Eligible Options tendered for exchange, or to us, by any court or any authority, agency or tribunal that in our reasonable judgment would or might directly or indirectly:
(i)	make the acceptance for exchange of, or issuance of Replacement Options for, some or all of the Eligible Options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

(ii)	delay or restrict our ability, or render us unable, to accept for exchange, cancel or issue Replacement Option for some or all of the Eligible Options tendered for exchange;

(iii)	materially impair (such as by increasing the accounting or other costs of this Offer to us) the contemplated benefits of this Offer to us; or

(iv)	materially and adversely affect the business, [financial] condition, income or operations of Lakes;
Exhibit (a)(1)(i), Section 9. Information Concerning Lakes Entertainment, Inc.
Exhibit (a)1)(i), Section 9 of the Schedule TO, under the caption “Certain Financial Information” is hereby amended and supplemented by adding the following:

	As of	As of	As of
	December 28, 2008	December 30, 2007	June 28, 2009
		(in thousands)
Balance Sheet
Current assets	$18,960	$69,392	$25,629
Noncurrent assets	146,484	186,709	146,794

Total assets	$165,444	$256,101	$172,423

Current liabilities	$40,141	$27,466	$40,051
Noncurrent liabilities	7,253	7,342	9,927

Total liabilities	47,394	34,808	49,978

Minority interest in discontinued operations	—	13,995	—

Stockholders’ equity	118,050	207,298	122,445

Total liabilities and stockholders’ equity	$165,444	$256,101	$172,423

Book Value Per Share
     Our book value per share as of June 28, 2009 was $4.65.
Ratio of Earnings to Fixed Charges
     The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Year Ended	Year Ended	Six Months Ended	Six Months Ended
	December 28, 2008	December 30, 2007	June 28, 2009	June 29, 2008
Ratio of Earnings to Fixed Charges (1)	—	—	5.6	—

(1)	Our earnings were insufficient to cover our fixed charges by $68.9 million for the year ended December 28, 2008, $5.3 million for the year ended December 30, 2007, and $6.9 million for the six months ended June 29, 2008.
Exhibit (a)(1)(i), Section 17. Miscellaneous.
Exhibit (a)(1)(i), Section 17 is hereby amended and supplemented as follows:
The first paragraph of Section 17. Miscellaneous is hereby amended and restated in its entirety as follows:
This offering memorandum and our SEC reports referred to herein include forward-looking statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “can,” “could,” “might,” “should” and other words or phrases of similar meaning. Certain information included in this Offer and other materials filed or to be filed by Lakes with the United States Securities and Exchange Commission (“SEC”) as well as information included in oral statements or other written statements made or to be made by Lakes contain statements that are forward-looking, such as plans for future expansion and other business development activities as well as other statements regarding capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward looking information involves important risks and uncertainties that could significantly affect the anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of Lakes.
Th third paragraph of Section 17. Miscellaneous is hereby amended and restated in its entirety as follows:
We are not aware of any U.S. state where the making of this Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of this Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with an applicable law, this Offer will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the option holders residing in a U.S. state where that law is applicable.
Exhibit (a)(1)(ii), Cover Letter to Eligible Employees and Directors
Exhibit (a)(1)(ii), Cover Letter to Eligible Employees and Directors is hereby amended and supplemented as follows:
The paragraph titled “Expiration” is here amended and restated in its entirety as follows:
The Offer will expire at 11:00 p.m. CDT on Tuesday, September 22, 2009 (the “Expiration Date”), unless this expiration date is extended.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(1)(xii) Amendment to Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock
(a)(1)(xiii) Form of E-mail Announcing Extension of Offering Memorandum
(a)(1)(xiv) Form of Reminder E-mail to Eligible Option Holders
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following amended exhibits:
(a)(1)(xii) Amendment to Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock
(a)(1)(xiii) Form of E-mail announcing Extension of Offer to Exchange
(a)(1)(xiv) Form of Reminder E-mail to Eligible Option Holders
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

Date: September 16, 2009	Lakes Entertainment, Inc.
	By:	/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated August 25, 2009.

(a)(1)(ii)*	Cover Letter.

(a)(1)(iii)*	Announcement Communication to Eligible Persons, to be delivered on or about August 25, 2009.

(a)(1)(iv)*	Election Form.

(a)(1)(v)*	Notice of Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of the Election Form.

(a)(1)(vii)*	Form of Communication to Eligible Persons Confirming Receipt of the Notice of Withdrawal.

(a)(1)(viii)*	Form of Communication to Eligible Persons Rejecting the Election Form.

(a)(1)(ix)*	Form of Communication to Eligible Persons Rejecting the Notice of Withdrawal.

(a)(1)(x)*	Reminder Communication to Eligible Persons.

(a)(1)(xi)*	Computational Tool.

(a)(1)(xii)	Amendment to Offering Memorandum relating to our Offering Memorandum Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock

(a)(1)(xiii)	Form of E-mail announcing Extension of Offer to Exchange

(a)(1)(xiv)	Form of Reminder E-mail to Eligible Option Holders

(d)(i)*	2007 Stock Option and Compensation Plan filed as Appendix D to the Company’s Definitive Proxy Statement on Form Def 14A filed on June 24, 2009.

(d)(ii)*	Form of Stock Option Agreement for Replacement Options Granted to Employees Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

(d)(iii)*	Form of Stock Option Agreement for Replacement Options Granted to Directors Under the Lakes Entertainment, Inc. 2007 Stock Option Plan.

*	Previously Filed